SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period May 31, 2007 to June 12, 2007
PENGROWTH ENERGY TRUST
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                        ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Report of Voting Results

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH TRUST by its administrator PENGROWTH CORPORATION
June 12, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

PENGROWTH ENERGY TRUST
Annual and Special Meeting of Unitholders of
Pengrowth Energy Trust (the “Trust”)
June 11, 2007
REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

Business Conducted at the Meeting		Outcome Of Vote

1.	The election of the following nominees as directors of Pengrowth Corporation (the “Corporation”), the administrator of the Trust, for the ensuing year or until their successors are elected or appointed:	Carried

James S. Kinnear
John B. Zaozirny
Thomas A. Cumming
Wayne K. Foo
Kirby L. Hedrick
Michael S. Parrett
A. Terence Poole
D. Michael G. Stewart
Stanley H. Wong

2.	The appointment of KPMG LLP, Chartered Accountants, as auditors of the Trust to hold office until the next annual meeting of Unitholders at a remuneration to be fixed by the board of directors of the Corporation.	Carried

3.	The approval of an ordinary resolution to approve amendments to the Trust’s security-based compensation arrangements and the ratification of prior grants of deferred entitlement units.	78.15% FOR 21.85% AGAINST

4.	The approval of an extraordinary resolution to authorize amendments to the trust indenture of the Trust (the “Trust Indenture”) to provide flexibility in setting the record dates for distributions to be paid to Unitholders.	93.09% FOR 6.91% AGAINST

5.	The approval of an extraordinary resolution to authorize amendments to the Trust Indenture to permit the use of direct registration systems.	96.12% FOR 3.88% AGAINST

6.	The approval of an extraordinary resolution to authorize amendments to the unanimous shareholders agreement of the Corporation to clarify the procedure for the election of directors of the Corporation.	96.04% FOR 3.96% AGAINST

7.	The approval of an extraordinary resolution to authorize amendments to the royalty indenture of the Corporation to remove references to the Alberta Royalty Credit.	96.98% FOR 3.02% AGAINST

8.	The approval of an ordinary resolution to re-appoint Computershare Trust Company of Canada as the trustee of the Trust.	97.82% FOR 2.18% AGAINST